Exhibit 99.5

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of North American Energy Partners Inc.

We consent to:

—	the inclusion in this annual report on Form 40-F our report dated June 2, 2011 on the consolidated balance sheets of North American Energy Partners Inc. as at March 31, 2011 and 2010 and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in three-year period ended March 31, 2011, and

—	the inclusion in this annual report on Form 40-F of our report dated June 2, 2011 on the effectiveness of internal control over financial reporting as of March 31, 2011.

Chartered Accountants

Edmonton, Canada

June 2, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.